As filed with the Securities and Exchange Commission on May 11, 2017

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 2

The New Ireland Fund, Inc.
(Name of Subject Company (Issuer))

The New Ireland Fund, Inc.
(Name of Filing Persons (Offeror and Issuer))

Shares of Common Stock
(Title of Class of Securities)

645673104
(CUSIP Number of Class of Securities)

THE NEW IRELAND FUND, INC.
c/o KBI Global Investors (North America) Ltd
One Boston Place, 36th Floor
Boston, Massachusetts 02108
1-800-468-6475

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Rose DiMartino, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019

CALCULATION OF FILING FEE

Transaction Value: $23,538,890*	Amount of Filing Fee: $2,728.16**

*
Estimated for purposes of calculating the filing fee only. Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated by multiplying 1,601,285 shares of common stock of The New Ireland Fund, Inc. (30% of the total number of shares outstanding on March 29, 2017) by $14.70, which represents 98% of the net asset value per share of $15.00 as of the close of the regular trading session of the New York Stock Exchange on May 8, 2017.

**	Calculated at $115.90 per $1,000,000 of the transaction value.

[X]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

Amount Previously Paid: $2,501.74
Form or Registration No.: Schedule TO
Filing Party: The New Ireland Fund, Inc.
Date Filed: April 5, 2017

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.

[X]	Issuer tender offer subject to Rule 13e-4

[ ]	Going-private transaction subject to Rule 13e-4

[ ]	Amendment to Schedule 13D under Rule 13d-2

[X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Explanatory Note

This Amendment No. 2 amends and supplements the tender offer statement on Schedule TO originally filed by The New Ireland Fund, Inc. (the “Fund”) with the Securities and Exchange Commission (the “Commission”) on April 5, 2017 to add an additional exhibit for the purpose of announcing the final results of the tender offer, in accordance with Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 through Item 11.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Item 1 through Item 11 of this Issuer Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(2)	None.
(a)(5)(i)	Text of Letter to Shareholders of the Fund.*
(a)(5)(ii)	Text of press release dated and issued on June 28, 2016.*
(a)(5)(iii)	Text of press release dated and issued on May 8, 2017.**
(a)(5)(iv)	Text of press release dated and issued on May 11, 2017.
(b)	None.
(d)	Agreement between Karpus Management, Inc. and The New Ireland Fund, Inc.*
(g)	None.
(h)	None.

*	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on April 5, 2017.
**	Previously filed as an exhibit to the Schedule TO filed by the Fund with the Commission on May 9, 2017.

Item 13. Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEW IRELAND FUND, INC.

/s/ Sean Hawkshaw
Name: Sean Hawkshaw
Title: Director & President

Dated: May 11, 2017